Haverkamp Investments, Inc.

Statement of Financial Condition

December 31, 2025

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71276

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __02/28/2025__ AND ENDING __12/31/2025__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Haverkamp Investments, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

510 S 17th Street, Suite 104

(No. and Street)

Ames	IA	50010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olga Rip	804.564.1588	olga.rip@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP

(Name – if individual, state last, first, and middle name)

3800 Glenwood Avenue, Suite 900	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

                                                                         677

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher R. Lenoir _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Haverkamp Investments, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Haverkamp Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Haverkamp Investments, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as Haverkamp Investment Inc.'s auditor since 2026.

Denver, Colorado
February 26, 2026

HAVERKAMP INVESTMENTS, INC.

Table of Contents

HAVERKAMP INVESTMENTS, INC.

Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$	442,509
Prepaid expenses		25,560
Property and equipment, net		36,473
Total Assets	$	504,542

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	31,565
Total Liabilities		31,565
Members' equity		472,977
Total Liabilities and Members' Equity	$	504,542

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION AND NATURE OF BUSINESS

Haverkamp Investments, Inc. (the "Company") was formed as an Iowa Corporation on June 18, 2024 and was approved as a broker-dealer on February 28, 2025. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company is engaged in the business of private placements of securities as placement agent only. The Company is not required to have any arrangement with a clearing broker.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks and investments in highly liquid instruments with original maturities of three months or less. The Company did not possess any cash equivalents as of December 31, 2025. The Company's cash is held at a US bank with a balance that is higher than the FDIC insured amount of $250,000.

Accounts Receivable
Accounts receivable consist primarily of commissions earned from acting as placement agent in private offerings of securities. Commission receivables are recorded when the Company's performance obligations have been satisfied. The Company did not have any accounts receivable outstanding as of December 31, 2025.

Income Taxes
The Company has elected to be treated as an S-Corporation for federal and applicable state income tax purposes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements, as taxable income or loss is passed through to the members and reported on their individual income tax returns. The Company is, however, subject to certain state and local taxes. The Company is subject to income tax examinations by major taxing authorities since 2024.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost. Depreciation on property and equipment is provided using the straight-line method over their estimated useful lives of 5 years.

Property and equipment at December 31, 2025 consisted of the following:

Vehicle	$	48,630
Less: accumulated depreciation		12,157
Vehicle, net	$	36,473

Leases
In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company leases office space under short-term operating lease agreements with terms of twelve months or less. The Company elected the short-term lease exemption under ASC 842 and therefore did not record right-of-use assets or lease liabilities.

3. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The Company earns commissions from acting as placement agent in private offerings of securities. Commission income is calculated as a percentage of capital raised and is recognized upon each successful closing of an offering, when the related securities are issued and the Company has satisfied its performance obligations under the applicable placement agreements.

4. **CONCENTRATION OF CREDIT RISK**

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash balance occasionally exceeds the insured limit. At December 31, 2025, the Company had $192,509 of cash in excess of the FDIC limit.

5. **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer engaged in private placements of securities as placement agent only. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable

6

segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Revenues are derived primarily from commission income. All significant operating decisions are based on consolidated results, and discrete financial information at a lower level is not regularly reviewed by the CODM. Entity-wide disclosures about products and services, geographic areas, and major customers (if applicable) are presented in the accompanying notes.

6.   **RELATED PARTY TRANSACTIONS**

Haverkamp Group, Inc. ("HG") is the Company's affiliated non-broker-dealer entity that conducts private offerings of securities pursuant to Rule 506(c) of Regulation D. Each time HG identifies an acquisition or new development opportunity, it creates a new entity that then issues the 506(c) exempt securities. The Company acts as placement agent for the securities issued and earns commissions in accordance with written placement agent agreements. All commission revenue earned by the Company for the period February 28, 2025 through December 31, 2025 relates to placement agent services provided in connection with transactions involving the affiliated entities described above.

The Company entered into expense sharing agreements with its affiliates, Haverkamp Group, Inc. ("HG") and Haverkamp Properties, Inc. ("HP"). Under the agreement with HG, HG provides certain administrative and support services to the Company. There was no balance due included on the accompanying statement of financial condition as of December 31, 2025. Under the agreement with HP, the Company reimburses HP for employee benefits and the cost of software used by the Company. The balance due in the amount of $86 is included in accounts payable and accrued expenses on the accompanying statement of financial condition as of December 31, 2025.

The Company had additional balance due to HG as of December 31, 2025 unrelated to expense sharing agreement in the amount of $2,467. The balance represents reimbursement to HG for the Company's expenses included in communications and technology, advertising and marketing, travel and entertainment and other expenses on the accompanying statement of operations.

The Company leases office space from Aspen 510, LLC, an affiliate under common ownership. The lease is for 12 months term. At December 31, 2025, there were no amounts due to or from the affiliate.

7.   **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% (or 12.5% in the first year of operations) of aggregate indebtedness, as defined, or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 in the first year of operations). At December 31, 2025 the Company had net capital of

$410,944 which was $405,944 in excess of the minimum amount required of $5,000. The ratio of aggregate indebtedness to net capital was .0768 to 1.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to private placements of securities as placement agent only and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

8.   **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through February 26, 2026, which is the date the financial statements were available to be issued.